UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
______________________

RADCOM Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
(Title of Class of Securities)

M8186511 1
(CUSIP Number)

Michael Zisapel
Klil Zisapel
24 Raoul Wallenberg Street
Building C
Tel-Aviv 69719, Israel
(+972) -54-7369030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024
 (Date of Event which Requires Filing of this Statement)
______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	SCHEDULE 13D/A	Page 2 of 6

1	NAME OF REPORTING PERSON Michael Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,641,320(1, 2)
	8	SHARED VOTING POWER 542,148(1)
	9	SOLE DISPOSITIVE POWER 1,641,320(1, 2)
	10	SHARED DISPOSITIVE POWER 542,147(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,993(1,2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09% (1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.
(2)	Includes options to acquire 19,799 Ordinary Shares exercisable currently or within 60 days of August 6, 2024

CUSIP No. M8186511 1	SCHEDULE 13D/A	Page 3 of 6

1	NAME OF REPORTING PERSON Klil Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,641,322(1,2)
	8	SHARED VOTING POWER 542,147 (1)
	9	SOLE DISPOSITIVE POWER 1,641,322 (1,2)
	10	SHARED DISPOSITIVE POWER 542,147 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,995(1,2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09% (1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.
(2)	Includes options to acquire 19,900 Ordinary Shares exercisable currently or within 60 days of August 6, 2024

CUSIP No. M8186511 1	SCHEDULE 13D/A	Page 4 of 6

ITEM 1.          SECURITY AND ISSUER

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by Michael Zisapel and Klil Zisapel (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on June 13, 2024 (the “Schedule 13D”) with respect to the Ordinary Shares, par value NIS 0.20 per share (the "Ordinary Shares"), of RADCOM Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the securities reported on this Schedule 13D in connection with the illness and subsequent death of their father, Zohar Zisapel, co-founder, member of the Board of Directors and major shareholder of the Issuer, which occurred on May 19, 2023.

On May 18, 2023, Zohar Zisapel transferred without consideration 50% of the ownership interests in each of Michael & Klil Holdings (93) Ltd. and Lomsha Ltd. to each of the Reporting Persons, through which the Reporting Persons each hold an indirect ownership interest in an aggregate of 271,074 Ordinary Shares of the Issuer and shared voting and dispositive power with respect to an aggregate of 542,147 Ordinary Shares of the Issuer as the 50% owners of such entities.

A probate was issued by the Israeli Registrar for Matters of Succession on August 4, 2023, according to which Zohar Zisapel’s assets were divided 50% to Mr. Zisapel and 50% to Ms. Zisapel. Following the completion of certain transfer requirements, the Reporting Persons now own an aggregate of 2,802,301 Ordinary Shares of the Issuer effective as of August 1, 2024 (including options to acquire 39,597 Ordinary Shares exercisable currently or within 60 days of August 6, 2024).

No funds or other consideration was used by the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

CUSIP No. M8186511 1	SCHEDULE 13D/A	Page 5 of 6

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Zisapel beneficially owns 1,390,993 Ordinary Shares of the Issuer, consisting of (i) 1,100,121 Ordinary Shares held directly by Mr. Zisapel, and (ii) 271,074 Ordinary Shares that are held indirectly by Mr. Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,798 Ordinary Shares exercisable within 60 days. Based on 15,307,732 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2023, the Ordinary Shares beneficially owned by Mr. Zisapel represent approximately 9.09% of the Ordinary Shares of the Issuer issued and outstanding.

Ms. Zisapel beneficially owns 1,390,995 Ordinary Shares of the Issuer, consisting of (i) 1,100,122 Ordinary Shares held directly by Ms. Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,799 Ordinary Shares exercisable within 60 days.  Based on 15,307,732 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2023, the Ordinary Shares beneficially owned by Ms. Zisapel represent approximately 9.09% of the Ordinary Shares of the Issuer issued and outstanding.

(b)
Mr. Zisapel has sole voting and dispositive power over 1,641,320 Ordinary Shares mutually held by the Reporting Persons in security bank accounts and registered at the transfer agent (including options) and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Mr. Zisapel owns a 50% interest.

Ms. Zisapel has sole voting and dispositive power over 1,641,322 Ordinary Shares mutually held by the Reporting Persons in security bank accounts and registered at the transfer agent, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Ms. Zisapel owns a 50% interest.

(c)	During the last 60 days, the Reporting Persons have not affected any transaction in the Ordinary Shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

99.1          Joint Filing Agreement

CUSIP No. M8186511 1	SCHEDULE 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024

/s/ Michael Zisapel Michael Zisapel /s/ Klil Zisapel Klil Zisapel